Cardtrend International Inc.
800 5th Avenue Ste. 410
Seattle, WA 98104

February 26th, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549

RE: Cardtrend International Inc.. – File No: 0-30013

Dear Ms. Thompson:

Pursuant to your letter dated 29 December 2008, please find the following responses to your comments.

Form 10KSB for fiscal year ended December 31, 2007:

Report of Independent Registered Public Accounting Firm, page F-1
1.	On February 17, 2009, we had filed a revised “Report of Independent Registered Public Accounting Firm” in the Form 10KSB/A-1 that indicates that the audit was conducted in accordance with the “standards”, rather than the “auditing standards”.

Consolidated Statements of Changes in Stockholders’ Equity, page F-4

2.	In the Form 10KSB for fiscal year ended December 31, 2007 filing, the deferred compensation of $977,563 included stock options issued to consultants with quarterly vesting and immediate fully vesting schedules. However, from first quarter 2008 onwards, we have eliminated the stock options issued to consultants with quarterly vesting schedules, leaving behind those stock options issued to consultants with immediate fully vesting schedules.

Note 2. to Financial Statements, page F-6
Summary of Significant Accounting Policies, page F-6
Impairment of Goodwill and Other Intangible Assets, page F-9
3.	We completed the first step of goodwill impairment test and proceeded with the second step on the determination of the implied fair value of goodwill. Please refer to Exhibit 1 attached herein for the Goodwill Impairment Test Report for our investments in Cardtrend Systems Sdn. Bhd. and Interpay International Group
Ltd., for the period ended December 31, 2007. .

Revenue Recognition, page F-9
4.	We reported only the NET REVENUE in the financial statements as recorded in our books. The forth paragraph under “Revenue Recognition“ on page F-9, was to explain how the NET REVENUE was derived.

For discussion purpose, please see the following example:
The company purchased a $100.00 prepaid top-up ticket from a supplier and in return received a discount of 4% or $4. The company recorded the cost of sales as $96 (i.e. $100 less $4 discount). The company then sold this $100.00 prepaid top-up ticket to a customer through an agent. The company recognized this $100 as gross sales. The company gave a discount of 3% or $3.00 to the agent. The Company recognized NET REVENUE of $97 (i.e. $100 less this $3.00).

Note 10. Stock Options and Warrants, page F-14
5.	The stock options and warrants issued to non-employees were fair valued per the Black Scholes Model taking the following into consideration:

	i)	Stock market price per agreement date.
	ii)	Options/warrants strike price per agreement.
	iii)	Stock volatility rate per agreement date.
	iv)	Interest free rate per agreement date taken from U.S. treasury website	.
http://www.ustreas.gov/offices/domestic-finance/debt-management/interest-rate/yield.shtml
	v)	Maturity per the service period.

The total fair value of each of the stock options and warrants was then amortized in according to the vesting period specified in the agreement.

Example 1: We issued a stock option to an individual to acquire 100,000 shares on December 28, 2006, vesting 25,000 shares on April 1, 2007 and 25,000 shares every 3 months thereafter for rendering consulting service for a year.

	i)	Stock market price per agreement date	$0.10
	ii)	Options strike price per agreement	$0.10 per share
	iii)	Stock volatility rate per agreement date.	130%
	iv)	Interest free rate per agreement date taken from U.S. treasury website	4.90%
http://www.ustreas.gov/offices/domestic-finance/debt-management/interest-rate/yield.shtml
	v)	Maturity per the service period.	1 Year
	vi)	Fair Value based on Black Scholes Model	$0.05 per share
	vii)	Total Fair Value = $0.05 x 100,000 shares	$5,000

The total fair value of $5,000 was amortized over four quarters of $1,250 each, commencing second quarter 2007 as per agreement. During the Year 2007, total vested portion of the total fair value of $3,750 was expensed off. The accounting entries were:

Debit Stock based Compensation (PL)				$3,750
Credit Additional Paid In Capital(BS)					$3,750
Being recording of vested stock options.

Example 2: We issued a stock option to an individual to acquire 500,000 shares on November 15, 2007 fully vested on the grant date, for rendering consulting services for a period of 2 years.

i)	Stock market price per agreement date			$0.06
ii)	Options/warrants strike price per agreement			$0.001 per unit
iii)	Stock volatility rate per agreement date.			199%
iv)	Interest free rate per agreement date taken from U.S. treasury website			3.74%
	http://www.ustreas.gov/offices/domestic-finance/debt-management/interest-rate/yield.shtml
v)	Maturity per the service period.			Immediate
vi)	Fair Value based on Black Scholes Model			$0.059 per share
vii)	Total Fair Value = $0.059 x 500,000 shares			$29,500

We recorded :

Debit Deferred Compensation (BS)				$29,500
Credit Additional paid in Capital (BS)					$29,500
Being fair value of stock options and warrants fully vested immediately on issuance.

This total fair value was amortized over 8 quarters at $3,688 per quarter commencing forth quarter 2007. During the Year 2007, the total amortized fair value was $3,688:

Debit Stock based Compensation (PL)				$3,688
Credit Deferred Compensation (BS)					$3,688
Being amortization of deferred compensation for a quarter.

Note 10. Stock Options and Warrants, page F-14

6 In addition to the already recorded expense for the outstanding obligations to settle salaries payable to employees and fees payable to non-employees, we recorded additional expenses because per the SFAS123(R) ruling, stock options need to be fair valued using an option pricing model.

The following example illustrates how the accounting entries were done.
On August 27, 2007, stock options to purchase a total of 4,856,196 shares of the common stock of the Company with immediate full vesting were issued to employees who exercised such options immediately at the exercise price (which was the previous day’s market closing price at the date of grant) and the salaries and advances owing to employees totaling $354,503 were set-off against payments due for the exercises of the said options.

Step 1: Upon issuance, the stock options were fair valued using Black Scholes Model which gave a value of $14,563. We recorded:

Debit Stock based Compensation (PL)				$14,563
Credit Additional Paid in capital (BS)					$14,563
Being recording of fair value of stock based compensation.

Step 2: Upon exercise of stock options, the total salaries and advances due to employees’ accounts were debited and the Equity accounts were credited. We recorded:

Debit Amount owing to employees				$354,503
Credit Common Stock (par value)					$4,856
Credit Additional Paid In Capital		.			$349,647
Being payments received for stock options exercised

Note 12. Convertible Debt, page F-19

7. The first table below shows the amount of each debt issuance outstanding at the balance sheet date, including debt discounts, such that the total can be easily agreed to amounts presented on the face of the balance sheet. The second table below shows the principal payments due for each of the five years following the date of the latest balance sheet presented to comply with Rule 5-02.22 of Regulation S-X.

BALANCE AS AT DECEMBER 31, 2007		Loan Amount	Unamortized Discounts		Net Amount

Loan No.	Effective Dates		Warrants	BCF

		USD	USD	USD	USD

16	September 6, 2007	200,000.00	(102,328.77)	(34,109.59)	63,561.64

17	August 7, 2007	100,000.00	(32,238.80)	(27,761.20)	40,000.00

18	August 7, 2007	100,000.00	(32,238.80)	(27,761.20)	40,000.00

19	October 9, 2007	200,000.00	(87,441.87)	(67,078.68)	45,479.45

20	October 9, 2007	100,000.00	(43,720.94)	(33,539.05)	22,740.01

7
		21	November 20, 2007		25,000.00	(8,958.14)		(13,233.63)	2,808.23
		22	November 20, 2007		25,000.00	(8,958.14)		(13,233.63)	2,808.23
		23	November 20, 2007		50,000.00	(17,916.30)		(26,467.26)	5,616.44

					800,000.00	(333,801.76)		(243,184.24)	223,014.00

		Loan	Effective	Principal
		No.	Dates	Amount	Principal Amount Due By
				As At	December 31
				December 31, 2007	2008	2009	2010	2011	2012
				USD	USD	USD	USD	USD	USD
		16	September 6,, 2007	200,000.00	200,000.00	-	-	-	-
		17	August 7, 2007	100,000.00	100,000.00	-	-	-	-
		18	August 7, 2007	100,000.00	100,000.00	-	-	-	-
		19	October 9, 2007	200,000.00	200,000.00	-	-	-	-
		20	October 9, 2007	100,000.00	100,000.00	-	-	-	-
		21	November 20, 2007	25,000.00	25,000.00	-	-	-	-
		22	November 20, 2007	25,000.00	25,000.00	-	-	-	-
		23	November 20, 2007	50,000.00	50,000.00	-	-	-	-

		Total		800,000.00	800,000.00	-	-	-	-

Note 12. Convertible Debt, page F-19
8	■	During the fiscal year ended December 31, 2007, we did not have any convertible loan that was convertible into solely common shares. All of the
		convertible loans were convertible to units consisting of common shares and warrants.

	■	Using Exhibit 2 as an example, the accounting treatment for the conversion features of the convertible notes was as follows:

		Accounting Entries:
	A	Upon issuance of $50,000.00 of new convertible loans with beneficial conversion feature.
		Debit Bank (BS)						$50,000.00
		Credit Convertible Notes (BS)							$ 50,000.00
		Being cash received for issuance of convertible notes
		Debit Discount on Convertible Loan – BCF (BS						$29,817.00
		Debit Discount on Convertible Loan - Warrants (BS)						$20,183.00
		Credit Additional Paid In Capital (BS)							$ 50,000.00
		Being recording of discount/Intrinsic value of convertible loan issued.

	B	Amortization of the discount/intrinsic value of convertible loan over 12 months
		Debit Interest Expense (PL)						$4,166.67
		Credit Discount on Convertible Loan – BCF (BS)							$ ,484.75
		Credit Discount on Convertible Loan – Warrants (BS)							$ 1,681.92
		Being monthly amortization of discount/intrinsic value of the convertible loans

	There was a limit on the number of shares that could be issued upon conversion of some of these notes as the conversion price per share was fixed. There
	was no limit on the number of shares that could be issued upon conversion of a few of the convertible loans as the number of shares that could be issued
	would depend on the preceding 5-day average of the closing market prices of our common stock upon conversion.
	We did not bifurcate the conversion option as a derivative liability

8	■	Please refer to Exhibit 2 for calculation of the effective conversion price of $0.0388.

	All the convertible loans that we issued were with beneficial conversion features. The followings are the
	accounting entries used in recording such transactions using the example in Exhibit 2 :

	Accounting Entries:
	A	Upon issuance of $50,000.00 of new convertible loans with beneficial conversion feature.
	Debit Bank (BS)			$50,000.00
	Credit Convertible Notes (BS)				$50,000.00
	Being cash received for issuance of convertible notes

	Debit Discount on Convertible Loan – BCF (BS			$29,817.00
	Debit Discount on Convertible Loan - Warrants (BS)			$20,183.00
	Credit Additional Paid In Capital (BS)				$50,000.00
	Being recording of discount/Intrinsic value of convertible loan issued.

	B	Amortization of the discount/intrinsic value of convertible loan over 12 months
	Debit Interest Expense (PL)			$4,166.67
	Credit Discount on Convertible Loan – BCF (BS)				$2,484.75
	Credit Discount on Convertible Loan - Warrants (BS)				$1,681.92
	Being monthly amortization of discount/intrinsic value of the convertible loans

	■·			The terms of registration payments arrangements were not specified in the convertible loan agreements and contingent liabilities were therefore not
	recorded.

	The followings show how we accounted for the conversion of the convertible notes to units:
	For the year ended December 31, 2007, a total of 8 convertible loans amounting to $405,000 together with the corresponding accumulated interest of
	$16,787.05 were converted into 13,606,066 units.

	Debit Convertible Notes (BS)			$405,000.00
	Debit Convertible Notes Interest Payable (BS)			$16,787.05
	Credit Common Stock (par value)				$13,606.07
	Credit Additional paid in capital				$408,180.98
	Being conversion of the principal amounts and accrued interest amounts of convertible notes into shares
	of common stock.

	Debit Interest Expenses			$405,461.89
	Credit Unamortized Discount – Warrants				$-
	Credit Unamortized Discount – BCF				$405,461.89
	Being acceleration of unamortized discount for convertible loans conversion.

	Debit Convertible Notes (BS)			$405,000.00
	Debit Convertible Notes Interest Payable (BS)			$16,787.05
	Credit Common Stock (par value)				$13,606.07
	Credit Additional paid in capital				$408,180.98
	Being conversion of the principal amounts and accrued interest amounts of convertible notes into shares
	of common stock.

9	We now realize that it was an oversight on our part not classifying the on-demand convertible loans within current liabilities on the Balance Sheet. We shall
	reclassify these on-demand obligations within current liabilities in our next filing.

10	We now realize that it was an oversight on our part not recording a loss for the modification of the conversion price amounting to $20,000 (please see table
	below for the detailed calculations). We shall record it in the fourth quarter of 2008.

	Computation of discount on modified Convertible Loans

		Loan Issuance Date	Conversion Price
			Per Share ($)	($)
	Loan Amount	November 17, 2005	0.30	100,000.00
	Loan Amount	December 16, 2005	0.30	50,000.00
	Loan Amount	January 24, 2006	0.30	50,000.00
	Total Loan Amount			200,000.00

	Discount Amount Before Modification		0.30	180,000.00

	Discount Amount After Modification	September 28, 2006	0.15	200,000.00

	Incremental Discount After Modification			20,000.00

Accounting Entries to be passed in 4th quarter 2008:

		Debit Interest Expense	$20,000
		Credit Additional Paid In Capital		$20,000
Being recording of incremental loss upon modification of convertible loans’ terms in Sept 06.

The related debt contained beneficial conversion features.

We had modified the terms of two convertible loans prior to the loan holders exercising their option to convert to shares of common stock at contractual rate during the historical periods presented. The modified terms related to the timing in which such loan holders could exercise their options to convert after the effective increase of our authorized shares of common stock from 50,000,000 to above 200,000,000 instead of at any time after the loan date as stipulated in the original loan agreement which was entered into before the effective date of our increase in our authorized shares of our common stock, and that the conversion rate was changed from a fixed rate in the original agreement to the same rate or the 5-day average of the closing market price of our common stock at the time of conversion notice by the loan holder, whichever is the lower, if the loan holders exercise their option within 30 days from the effective date of our increase of our authorized shares of common stock or the 5-day average of the closing price of our common stock if they exercise their option to convert after 30 days from the effective date of the increase of our authorized shares of common stock. As we were not able to determine the conversion price, we waited until the loans were converted and recorded the discounts at the time of conversion.

Exhibit 31.1 and 31.2
11	Per a telephone conversation with Mr. Conrad Lysiak, our attorney, and Mr. Andrew Blume at the SEC, the signatures in exhibits 31.1 and 31.2 are in conformity with paragraph 5.1.2 Statutory Signatures of the EDGAR Filer Manual.

Form 10-Q for the Quarterly Period Ended September 30, 2008:
Note 5. Acquisition of SMS BIZ SDN BHD., page F-15
12	The acquisition of SMS BIZ was backed by commitments by the shareholders’ (Mr. Yap Kit Chuan and Miss Chua Tong Ling) of SMS BIZ, to further increase the paid up capital by additional RM1,380,000. With these commitments in place, we did not bother to record the acquired assets and assumed liabilities of
SMS BIZ at their estimated fair values.

The deliberative process that we went through in arriving at the purchase price was based on a similar methodology used by our consultant, Marks Paneth &
Shron, in reference to SFAS 141 paragraph 22 on both of our previous acquisition exercises.

After reconsideration of the purchase allocation, we believe no change in the purchase price allocation is called for. The business rationale that led us to pay such a premium over the fair value of the net assets acquired was because it would give us an inroad into the technology and governmental license to issue prepaid cards for telecommunication service.

Note 12. Stock Based Compensation, page F-20

13	We calculated the incremental cost on the modification in accordance with rule SFAS123R’s Illustration 12c- Modification of Non-vested Share Option.

Below are the detail steps we took to compute the incremental value of modified stock option resulted from modification :

1) Fair value the new grants or the modified stock option based on the follows:
	a)	Current share price (price closed on the modification date)
	b)	Exercise price (base on the new or reduced exercise price)
	c)	Maturity or Time to expiration (based on the expiration per the Company's prepared schedule)
	d)	Interest Rate (based on the modification date with respect to the maturity term)
	e)	Volatility (based on the past year's daily close price at modification date)

2) Fair value the original grants (based on Black-Scholes model) i.e. the stock options cancelled and replaced by the new grants base on the followings:

	a)	Exercise price (based on the original exercise price)
	b)	Current share price (price closed on modification date)
	c)	Remaining contractual term of the original share options granted i.e. if the original term is 6 years minus period past the original grant date i.e.
1 year (6 years - 1 years = 5 years as the remaining term)
	d)	Risk-free rate (use the rate at modification date)
	e)	Expected volatility (use the volatility rate at modification date)
	f)	Expected dividend yield (use the dividend yield at modification date) = 0 (Zero)
	g)	Expected forfeitures per year if applicable = 0 (zero)

3) Take the fair value (Black-Scholes model) of the new stock options granted or the replacement options, hence the Black-Scholes value of $799,050 as above recomputed amount and subtract the fair value of the result of #1 above or the Black-Scholes value of the original grants based on the remaining contractual term and the original exercise price with the volatility rate and interest free risk rate at the modification date to come up with the Incremental Value of the modified stock option

4) Take the original fair value of the old stock options valued at grant date less the amount vested and recognized to come up with the remaining unrecognized fair value at modification date.

5) Add up the Unrecognized Fair Value of the old stock option and the Incremental Value of the modified stock option to come up with total compensation to be recognized.

6) Then take this total compensation to be recognized and divide by the remaining vesting periods or years

	Note 13. Convertible Debt, page F-25
14	The followings show how we accounted for the redemption of the convertible notes that were redeemed:
	For the 9 month ended 30th September, 2008 a total of 26 convertible loans from 6 individuals amounting to $754,163.89 were redeemed together with the
	corresponding accumulated interest of $31,416.36.

	Debit Convertible Notes (BS)
	Credit Convertible Note Redemption (BS)
	Being redemption of convertible loans

	Debit Convertible Notes Interest Payable (BS)	$31,416.36
	Credit Convertible Note Redemption (BS)		$31,416.36
	Being redemption of convertible note interest

	Upon the redemption, the Company offered each of the 6 loan holders a new convertible note contract with new terms totaling $785,580.24 ($754,163.89 +
	$31,416.36). All the loan holders accepted the offers and new convertible notes were immediate issued based on the new terms.

	Debit Convertible Note Redemption (BS)	$785,580.24
	Credit Convertible Notes		$785,580.24
	Being issuance of new convertible notes.

	Item 4. Controls and Procedures, page 45
	Change in Internal Control, page 45

15	The disclosure has been revised to delete “significant” throughout in the 10Q/A-1 which was filed on February 17, 2009

	Exhibit 31 and 32

16	The Section 302 certifications have been revised to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K in the 10Q/A-1
	which was filed on February 17, 2009.

17	Per a telephone conversation with Mr. Conrad Lysiak, our attorney and Mr. Andrew Blume at the SEC, the signatures are in conformity with paragraph 5.1.2
	Statutory Signatures of the EDGAR Filer Manual.

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Regards,

THOMAS CL WONG
Thomas CL Wong
Chief Financial Officer

EXHIBIT 1

     Goodwill Impairment Test for Investments in
Cardtrend Systems Sdn. Bhd. And Interplay International Group Ltd.
for the period ended 31st December 2007
_________________________________________________________________________________________________________________________________________________________________________________

INTRODUCTION

Under FASB 142, goodwill shall not be amortized but shall be tested for impairment at a level of reporting referred to as a reporting unit.

Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

RECOGNITION AND MEASUREMENT OF IMPAIRMENT LOSS

Under FASB 142, the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. Since the carrying amount of the goodwill ($5,897,731 excluding the goodwill for Global Uplink Ltd which was acquired in November 2007) exceeded the company fair value (i.e. market capitalization of $4,944,497), we proceeded with the second step of the good will impairment test (see below).

VALUATION METHODOLOGY

A combination of the discounted cash flow method (“DCF Method”) and the price-earning method (“P-E Method”) is used to determine the fair values of Cardtrend Systems Sdn Bhd. (“CTS”) and Interpay International Group of companies (“IIG Group”).

A 10-year projection for CTS (as well as IIG Group) (See attached worksheet and Note 1 below) is prepared for the purpose of valuation based on certain major assumptions which, in the opinion of the respective management of the companies, are realistic and achievable, barring any unforeseen circumstances. These assumptions are listed in the respective worksheet for the projections.

Under the DCF Method, the current value of CTS (as well as IIG Group) is the total value of expected cash flows generated by the business, discounted back at various rates (viz. 10%, 15%, 18% and 20%) depending on the cost of capital of Cardtrend International, the expected rate of return of Cardtrend International from these investments.

In order to determine the terminal value of CTS, a stabilized growth rate on the projected free cash flow of 4% annually is thought to be reasonable, based on projected growth rates of years 8, 9 and 10. As for IIG Group, its revenues are derived from dividends received from its joint-venture operating companies which are newly established and the businesses of which are consumer financial services related, the stabilized growth rate of its dividend income is postulated to be 5% annually after year 10, although it is projected at 6% for year 10 over year 9.

Under the P-E Method, the firm is valued based on multiples of its earning capacity or profit after tax. A weight factor has been assigned to each year’s after-tax profit, with the most weight placed on the current year and the least for year 10. A weighted average after-tax profit is thus determined. The PE factors for many public listed companies in the US and Malaysia for card related businesses (card technology vendors, card processors and card operators) vary somewhat in a range of between 6 times to few hundred times. For this exercise, the factors of 6, 8, 10 and 12 are taken as it is thought that such range of factors is most acceptable to most investors who want to invest in the card industry.

VALUATION RESULTS

Based on the DCF Method as described above, the current values of CTS and IIG are summarized below:

Discount Rate (in %)	10%	15%	18%	20%
NPV For CTS (in USD Million)	6,699,045	3,847,107	3,063,898	2,698,587
NPV For IIG Group (in USD Million)	26,216,942	10,079,654	6,703,497	5,295,694
Based on the P-E Method as described above, the current values of CTS and IIG are summarized below:

PE Factor (# of Times)	6	8	10	11
Current Value of CTS (in USD Million)	2,959,151	3,945,535	4,931,919	5,425,111
Current Value of IIG Group (in USD Million)	3,648,102	4,864,136	6,080,170	6,688,187

As it is widely known, the current values of CTS and IIG Group determined by these two methods would vary. For CTS, its value varies between a low of USD2.70 million to a high of USD6.70 million. An amount of USD3.06 million, which is determined by the DCF Method using a Discount Rate of 18% matches with that determined by the P-E Method using a PE Factor of 6, is thought to be the most appropriate and acceptable value of CTS, since CTS is considered to be an IT company within the card industry. For IIG Group, its value varies between a low of USD4.26 million to a high of USD26.22 million. An amount of USD6.70 million, which is determined by the DCF Method using a Discount rate of 18% matches with that determined by the P-E Method using a PE Factor of 11, is thought to be most appropriate and acceptable value of IIG Group, since IIG Group is considered to be a payment card company in the financial services industry.

CONCLUSION

When compared to the carrying amounts of goodwill for our investments in CTS and IIG Group, of USD2,625,473 and USD 3,272,258 respectively, the current values of CTS and IIG Group, of USD3.06 million and USD6.70 million, respectively, as determined above, exceed such carrying amounts. Hence, the goodwill amounts are not impaired and as such, there is no impairment loss to be recognized in Year 2007.

____________________________________________________________________________________________________________

Note 1: The potential income from future joint-venture companies that may be undertaken by CTS as well as IIG Group are not included in the Projections.

EXHIBIT 2

Loan No.	23
							Exercis
From	Warrants	# Issued	Issue Date	Expiration	# in	Stock	e	Volatility	Interest	Call	Fair Value of
	(Issued to)			Date	Days	(FMV)	Price		Rate		Warrants
											$
		769,231	20-Nov-07	19-Nov-10	1,095	$0.050	$0.130	200%	3.15	$0.044	33,846

	Note
Date	Amount	Convertible	FV of Stock	FV of
		into # of		Common
		Shares		Stock

	$50,000.00	769,231	$0.065	$50,000.00

EITF 00-27 Issue 1:				Ratio of
				Relative
				Values
Fair value of convertible debt on commitment
date:			$50,000	0.60
Fair value of warrants on commitment date:			$33,846	0.40

Allocation of proceeds:
detached warrants:			$20,183
convertible debt:			$29,817
			$50,000

Debt Discounts - detached warrants:
Dr. Debt Discount - warrant			$20,183
Cr. APIC				$20,183

Effective conversion price:
Allocated Proceeds			$29,817
Number of shares to be received upon
conversion:			769,231
Effective conversion price:			$0.0388

Intrinsic value of conversion option
(beneficial conversion feature)			$8,645	Limited to:	$29,816.51

Debt Discounts - BCF:
	Dr. Debt Discount - BCF		$29,817
	Cr. APIC			$29,817

TOTAL debt discount			$50,000

To record Debt Discount:
Debt Disc were calculated per EITF00-27
Item 15:					Issue 1
	Dr. Debt Discount - beneficial conversion feature				$29,817
	Dr. Debt Discount – warrant				$20,183
	Cr. APIC					$29,817
	Cr. APIC					$20,183
	TOTAL debt discount					$50,000

Monthly amortized interest expense
(over ?? months):
	Dr. Interest Expense
	Cr. Debt Discount - beneficial conversion feature
	Cr. Debt Discount – warrant